GUARDIAN 8 HOLDINGS

October 23, 2014

VIA EDGAR

Mr. Gregory Dundas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Guardian 8 Holdings
Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198487

Dear Mr. Dundas:

We have set forth below the responses of Guardian 8 Holdings (“G8” or the “Company”) to the comments contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated October 17, 2014.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Selling Stockholders, page 54

1.             Comment: Please tell us whether the four selling shareholders who are broker-dealers purchased their shares or received them as compensation for underwriting activities. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold, and specify the price at which those holders’ shares will be sold.

Response: Two of the four broker-dealers have been removed from the Registration Statement (Booth & Co. and First Clearing). The remaining two broker-dealers (Merriman Capital, Inc. and Noble Financial Capital Markets) received their securities as compensation for services related to the Company’s Debenture Offering.

2.             Comment: For those selling shareholders who are affiliates of broker-dealers (but not broker-dealers), revise to include disclosure indicating that those broker-dealer affiliates:
•	purchased the securities to be resold in the ordinary course of business; and
•	at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

7432 E. Tierra Buena Lane, Suite 102	(T) 877-659-6007
Scottsdale, Arizona 85260	(F) 913-317-8858

G8 – SEC S-1 Response Ltr. #2
October 23, 2014

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

•
Response: The Registration Statement has been amended to include a disclosure for each broker-dealer affiliate affirming that each affiliate (i) purchased the securities to be resold in the ordinary course of business; and (ii) at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In closing, Guardian 8 Holdings acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 877-659-6007.

Respectfully submitted,

/s/ C. Stephen Cochennet
C. Stephen Cochennet
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC